LONCOR ANNOUNCES PRIVATE PLACEMENT OF COMMON SHARES

FOR IMMEDIATE RELEASE

Toronto, Ontario – February 9, 2016 – Loncor Resources Inc. (the “Company”) (TSX: LN) is pleased to announce a non-brokered private placement of up to 67,000,000 common shares (the “Common Shares”) of the Company at a price of $0.015 per Common Share for gross proceeds of up to $1,005,000 (the “Offering”).

Arnold Kondrat, the President, Chief Executive Officer and a director of the Company will be subscribing for 60,000,000 Common Shares pursuant to the Offering. Mr. Kondrat currently holds 14,300,818 (16.9%) of the issued and outstanding Common Shares and upon closing of the Offering he will hold 74,300,818 (49.1% of the Common Shares issued and outstanding assuming the full Offering is completed).

Closing of the Offering is subject to receipt of all necessary corporate and regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”). All securities issued in connection with the Offering will be subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The proceeds of the Offering will be used to: (i) repay short term, non-interest bearing loans totaling $825,000 provided to the Company by Mr. Kondrat; and (ii) pay corporate and public company costs of the Company for the next 6 months (such costs will include normal operating costs including legal and auditor fees). Over the past 2 years, Mr. Kondrat provided several critical loans to the Company, a major portion of which were used to sustain the Company's operations in the Democratic Republic of the Congo. Moving forward to assist the Company further and subject to TSX approval, Mr. Kondrat has agreed to provide a CDN$240,000 line of credit until such time additional funding can be secured.

The Offering will ordinarily require shareholder approval under the requirements of the TSX because it will materially affect control of the Company through the issuance of the Common Shares to Mr. Kondrat, will result in the issuance of Common Shares of the Company to the subscribers in excess of 25% of the number of currently issued and outstanding Common Shares and will result in an issuance of Common Shares in excess of 10% to insiders. In this regard, the number of Common Shares that will be: (i) issuable to the subscribers will be 67,000,000, representing approximately 79.35% of the number of currently issued and outstanding Common Shares; and (ii) issuable to insiders will be 60,000,000, representing approximately 71.06% of the number of currently issued and outstanding Common Shares.

The Company is in serious financial difficulty as a result of the decline in gold prices over the last several years and the corresponding inability of the Company to secure sufficient third-party financing over the last 24 months in the current difficult market conditions. Given the situation, the Company has immediate capital needs and cannot fund its current obligations.

Pursuant to Section 604(e) of the TSX Company Manual, the Company has applied for an exemption from the shareholder approval requirements of the TSX, on the basis of financial hardship, given that the Company is in serious financial difficulty and the immediacy of the Company’s need to address its capital obligations through the Offering does not afford it sufficient time or fund a special shareholders meeting.

The Company’s management and the board of directors expect the Offering to provide the necessary available funding to address the Company’s financial difficulties, including the sustaining of the Company for approximately six months of operations. In addition, the Company plans to seek additional financing to fund its longer term objectives and operations.

The board of directors of the Company has determined that the proposed Offering is fair to, and in the best interests of, the shareholders of the Company.

TSX Delisting Review

The TSX has placed the Company under remedial delisting review because the Company did not meet the TSX’s requirements with respect to the Company’s working capital position and market capitalization. The Company has requested that it be provided additional time to regain compliance with the Continued Listing Requirements of the TSX. There is no guarantee that completion of the Offering will satisfy the Continued Listing Requirements of the TSX. If the TSX determines to delist the common shares of Loncor, the Company will seek a listing on the TSX Venture Exchange.

About Loncor Resources Inc.

The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (“DRC”) – the Ngayu and North Kivu projects. The Company owns exploration permits covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of 13,210 km2 in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company’s website at www.loncor.com.

For further information, please contact:

Arnold T. Kondrat, President & CEO
Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.
www.loncor.com

Forward-Looking Information:

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Offering) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, failure to complete the proposed Offering, the need to satisfy regulatory and legal requirements with respect to the proposed Offering, changes in gold prices and equity markets, political developments in DRC, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 31, 2015 relating to the year ended December 31, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.